

Mail Stop 3561

June 21, 2016

David J. Russo
Chief Financial Officer
L.B. Foster Company
415 Holiday Drive
Pittsburg, PA 15220

>   **Re: L.B. Foster Company**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed March 1, 2016**
>   **Form 10-Q for the Quarter Ended March 31, 2016**
>   **Filed May 4, 2016**
>   **Form 8-K dated May 3, 2016**
>   **File No. 000-10436**

Dear Mr. Russo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

2015 Developments and 2016 Outlook, page 21

1. We note that you disclose the non-GAAP financial measure Adjusted EBITDA on page 21. Please revise to include the comparable GAAP measure with equal or greater prominence and include the reasons why management believes this non-GAAP financial measure is useful to investors. See Item 10(e)(1)(i) of Regulation S-K.

Results of Operations – Segment Analysis, page 27

2. We note that in your discussion of the results of operations by segment, you disclose and discuss gross profit by segment. We also note from Note 2 to the financial statements that the segment measure used by the CODM in evaluating segment profitability is segment profit/loss, a measure which appears to be calculated differently from gross profit by segment. If gross profit is not the segment measure reported to the CODM and required to be disclosed in accordance with ASC 280, it would be considered a non-GAAP financial measure if disclosed and discussed in MD&A. Please revise your MD&A section to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K as they relate to the gross profit segment measure, or if true, revise your disclosure in Note 2 to disclose that gross profit is a segment measure reported to and used by the CODM to evaluate the segments. See guidance in Question 104.03 of the Compliance and Disclosure Interpretations on *Non-GAAP Financial Measures* dated July 8, 2011 and updated May 17, 2016.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

3. We note from your disclosure in Note 10 that the revolving credit facility bears interest at variable rates. Please revise your disclosure in Item 7A to provide quantitative information regarding your interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Notes to Consolidated Financial Statements

19. Commitments and Contingent Liabilities

UPPR Warrant Claims, page 76

4. We note in your disclosure that you cannot predict that any settlement or judgement amounts will be within the range of your estimated accruals for loss contingencies and that future potential costs pertaining to UPRR claims and the outcome of the litigation could result in a material adverse effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Other Legal Matters, page 77

5. We note your disclosure that you are subject to other legal proceedings and claims that arise in the ordinary course of business and you believe the amount of ultimate liability will not materially affect your financial condition or liquidity but could have a material effect on your results of operations. Please note that if there is at least a reasonable

possibility that a loss or additional loss may have been incurred, please disclose the nature of the contingency and an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Form 10-Q for the Quarter Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements

4. Goodwill and Other Intangible Assets, page 11

6. We note that your current market capitalization is significantly below the carrying value of your net assets and you had lower than expected revenues and orders in the first quarter of 2016. We further note in your disclosure in Note 4 that qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount and that a goodwill impairment test was not required. Please tell us, including any qualitative and quantitative factors you considered, how you concluded that an impairment test was not necessary. If you have performed an impairment analysis of goodwill or other intangible assets subsequent to March 31, 2016, please provide us the results of such analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Financial Condition, page 30

7. We note your disclosure that at March 31, 2016, the Company was in compliance with the Amended Credit Agreement's covenants, however you anticipate working with lenders to amend the Leverage Ratio definition during the second quarter to ensure continued compliance with the financial covenants. If you believe it is reasonably likely that, absent a waiver or amendment to the credit agreement, you may violate one or more of your debt covenants, please disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Also, please revise to explain the reasonably likely impact of the breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, Sections I.D and IV.C. of SEC Interpretive Release No. 33-8350.

Form 8-K furnished May 3, 2016

8. We note that in your earnings release furnished on Form 8-K, you disclose EBITDA, a non-GAAP financial measure in the first quarter highlights section, without disclosure of the comparable GAAP financial measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure